AB
3/12

15048640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49345

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marathon Financial Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 West Superior Street, Suite 217
(No. and Street)

Chicago (City) IL (State) 60654 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper + Company CPA PC
(Name – if individual, state last, first, middle name)

141 W. Jackson Blvd Suite 300 (Address), Chicago (City), IL (State) 60604 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ryan Vaile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marathon Financial Group LLC, as of Dec. 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

X [signature]
Signature

Managing Director
Title

[signature]
Notary Public

OFFICIAL SEAL
[illegible]
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES [illegible]

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marathon Financial Group, LLC

Financial Statements and Independent Accountant Report

December 31, 2014

Marathon Financial Group, LLC
Index
December 31, 2014

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 4105
Chicago, Illinois 60604
312-322-2238
312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members:

Marathon Financial Group, LLC

We have audited the accompanying financial statements of Marathon Financial Group, LLC, which comprise the statement of financial condition as of December 31, 2014, and the related statements o of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Marathon Financial Group, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Marathon Financial, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II as required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Marathon Financial Group, LLC's financial statements. The supplemental information is the responsibility of Marathon Financial Group's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 25, 2015

Marathon Financial Group, LLC
Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	41,316
Total Assets		41,316
Liabilities and Member Capital		
Liabilities		
Accrued Expense		2,155
Member Capital		39,161
Total Liabilities and Member Capital	$	41,316

The accompanying notes are an integral part of these financial statements.

Marathon Financial Group, LLC
Statement of Operations
For the Year Ending December 31, 2014

Revenue		
Service Agreement and Fees	$	36,154
Expenses		
Management fees		26,500
Consulting		14,900
Filing fees		250
Professional Fees		7,300
License and Permit		4,136
Office		10,977
Total Expenses		64,063
Net loss for the year	$	(27,909)

The accompanying notes are an integral part of these financial statements.

Marathon Financial Group, LLC
Statement of Changes in Member's Capital
For the Year Ending December 31, 2014

Member's Capital, beginning of year	$	-0-
Member capital		72,070
Member draw		(5,000)
Net Loss for the year	$	(27,909)
Member's Capital, end of year	$	39,161

The accompanying notes are an integral part of these financial statements.

Marathon Financial Group, LLC
Statement of Cash Flows
For the Year Ending December 31, 2014

Cash flows from operating activities:		
Net loss	$	(27,909)
Depreciation and amortization		0
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in accrued expense		2,155
Net cash used in operating activities		(25,754)
Cash flows from investing activities:		—
Net cash used in investing activities		—
Cash flows from financing activities:		
Member Capital		72,070
Member draw		(5,000)
Net cash provided by financing activities		67,070
Net increase in cash and cash equivalents		41,316
Cash and cash equivalents, beginning of the year		-0-
Cash and cash equivalents, end of the year	$	41,316

The accompanying notes are an integral part of these financial statements.

Marathon Financial Group, LLC
Notes to the financial statements
For the Year Ending December 31, 2014

1. Organization

Marathon Financial Group, LLC (The Company) was organized under the Limited Liability Company Act of Illinois on March 13, 2013. Marathon Financial Group, LLC. is registered as a broker-dealer with the Securities and Exchange Commission and is a member of FINRA. Marathon Financial Group, LLC was formed for the primary purpose of engaging in the securities transactions for others for a commission. The firm does not receive directly or indirectly, or hold funds or securities, or owe funds or securities to, customers and does not carry accounts of, or for customers, nor trades for their own account.

On August 1, 2013, Marathon Financial Group, Inc. merged into Marathon Financial Group, LLC, the surviving company. A continuing membership application was filed and approved. After the merger, Ryan Vaile is the sole owner of Marathon Financial Group, LLC.

2. Significant Accounting Policies

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is engaged in a single line of business as a broker in which they receive commissions from the selling of limited partnership interests and trailing commissions from various mutual funds. The Company does not hold customer funds. Nor do they engage in proprietary trading.

Income Recognition

Commissions are recorded as earned.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes

A Limited Liability Company ("LLC") does not pay federal income taxes. Each member is responsible for reporting income (loss) based upon his or her share of the profits (losses) on the Company.

3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 829, Fair Value Measurements and Disclosures, includes a fair value hierarchy that prioritizes the inputs to valuation techniques use dot measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy from FASB ASC 820 are described as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 Inputs other than quoted prices that are observable for the asset or liabilities either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3 Inputs that are unobservable.

Inputs are used in applying the various techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. An investment's level with the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by management. Management considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment with the

hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to managements' perceived risk of that investment.

Substantially all of the Company's investments have been classified within Level 1 as they have observable inputs and their values are based on quoted market prices in active markets.

Investments may be classified as Level 2 when market information becomes available, yet the investment is not traded in an active market and/or the investment is subject to transfer restriction, or the valuation is adjusted to reflect illiquidity and/or non-transferability.

The Company only has level one assets held in cash.

4. Net Capital Requirements

As a registered FINRA broker-dealer, Marathon Financial Group, LLC. is subject to the net capital requirements of the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1). Marathon Financial Group, LLC. is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 ⅔ of the aggregate indebtedness. At December 31, 2014, had $39,161 of net capital which was $34,161 in excess of the required minimum net capital.

5. Related Parties

The Company pays a management fee to the Member to pay for operating expenses. During the year the amount paid the Member was $26,500.

6. Subsequent Events

In May 2010, the FASB issued authoritative guidance on subsequent events. This guidance is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The standard requires disclosure of the date through which the Company has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. Management has evaluated subsequent events through February 25, 2015 the date the financial statements were issued.

Marathon Financial Group, LLC
Computation of net capital under 15C3-1
of the Securities and Exchange Commission
December 31, 2014

Schedule I

Total member capital	$	39,161
Haircut's required		0
Net Capital		39,161
Minimum net capital		5,000
Excess net capital		34,161
Excess net capital at 100%	$	33,161

The accompanying notes are an integral part of these financial statements

Marathon Financial Group, LLC
Computation of net capital under 15C3-1 (continued)
of the Securities and Exchange Commission
December 31, 2014

Schedule II

Aggregate Indebtedness

Items included in the balance sheet:

Accrued expenses	$	2,155
Total indebtedness	$	2,155
Ratio: Aggregate Indebtedness to Net Capital	5.5% to 1	

Statement pursuant to paragraph (d) (4) of rule 17 a-5

There is no material differences between the amount presented in the computation of net capital as above and the amount as reported in the Company's unaudited Part IIA FOCUS report as of December 31, 2014.

The accompanying notes are an integral part of these financial statements

Marathon Financial Group, Inc.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2014

RESERVE COMPUTATION

(see note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIRMENTS
(See note below)

Note: Marathon Financial Group, LLC, is exempt from Rule 15c3-3, as it does not transact a business in securities with, or for, other than members of national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE PERIOD ENDING DECEMBER 31, 2014

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Ryan Vaile
Managing Director

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 4105
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722
Email rwcoopercpa@RobertCooperCPAPC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Marathon Financial Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Marathon Financial Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Marathon Financial Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: K 2 (ii) (the "exemption provisions") and (2) Marathon Financial Group, LLC stated that Marathon Financial Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Marathon Financial Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Marathon Financial Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)2 (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 25, 2015

Marathon Financial Group LLC

February 23, 2015

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2014

Dear Sir/Madame:

For the fiscal year ending December 31, 2014, Marathon Financial Group LLC claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(i) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

Marathon Financial Group LLC met the exemption provided above for the period ending December 31, 2014.

Sincerely,

Ryan Vane,
Managing Director

311 W. Superior St., Ste. 217, Chicago, IL 60654

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 4105
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members, Marathon Financial Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Marathon Financial Group, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and Chicago Board Option Exchange (CBOE), solely to assist you and the other specified parties in evaluating Marathon Financial Group, LLC's compliance with the applicable instructions of Form SIPC-7. Marathon Financial Group, LLC's management is responsible for Marathon Financial Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and general ledger, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers included in general ledger, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Chicago, Illinois 60604

February 25, 2015

Marathon Financial Group, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND
GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2014

Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$36,154
Deductions:	
Total deductions	0
SIPC Net Operating Revenues	36,154
General Assessment @ .0025	90.38
SIPC-6 payment paid July 29, 2014	90.26
Date Paid: February 28, 2015	
Assessment balance due or (overpayment)	.12
Total assessment balance and interest due (or overpayment carried forward)	$ .12

Note: Agreed-upon Procedures were performed to assist the Company and regulatory authorities in evaluating the Company's compliance with the applicable instructions for the Transitional Reconciliation, as indicated in the Independent Accountant's Report presented on pages 14 and 15.